Exhibit 4.3

Bridgepoint Education, Inc.

Limited Waiver of Lock-Up Agreement

August 31, 2009

To the Stockholder Signatories

Re:          Limited Waiver of Bridgepoint Education, Inc. Lock-Up Agreement

Ladies and Gentlemen:

Reference is hereby made to those certain Lock-Up Agreements (each an “IPO Agreement” and, collectively, the “IPO Agreements”) entered into on or about December 16, 2008, by and among Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., as representatives (together, the “Representatives”), and certain Stockholders of Bridgepoint Education, Inc. (the “Company”), in connection with the initial public offering (the “IPO”) of the Common Stock of the Company.  Capitalized terms used but not defined herein have the meanings set forth in the IPO Agreements.

Pursuant to the IPO Agreements, the Stockholder Signatories (as defined below) have agreed, among other things, that they will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise; (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement; or (iv) make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities; in each case, without the prior written consent of the Representatives during the Lock-up Period.

The Representatives hereby waive the Lock-up Period of the IPO Agreements entered into by those individuals and entities (each a “Stockholder Signatory” and, collectively, the “Stockholder Signatories”) listed on the table under the heading “Principal and Selling Stockholders” in the registration statement on Form S 1 (File No. 333-161549) originally filed by the Company with the Securities and Exchange Commission on August 26, 2009, as it may be subsequently amended (the “Registration Statement”), solely as it relates to subsections (i), (iii) and (iv) above, and solely with respect to the offer and sale of securities pursuant to the Registration Statement.  The Company hereby consents to the waiver of subsections (i), (iii) and (iv) above.

With respect to any individual or entity that is not a Stockholder Signatory, the IPO Agreements shall remain in full force and effect, enforceable in accordance with their terms.  Except to the extent, and only to the extent, so modified by this Limited Waiver of Lock-Up Agreement, all terms, conditions and covenants contained in the IPO Agreements and the documents related thereto shall remain in full force and effect, enforceable in accordance with their terms.  This Limited Waiver of Lock-Up Agreement is effective only as to the matters expressly waived.  This Limited Waiver of Lock-Up Agreement is intended for the benefit of, and may be relied upon by, the Stockholder Signatories and the Company.

Very truly yours,

THE REPRESENTATIVES

Credit Suisse Securities (USA) LLC

By:	/s/ Hayes Smith

Name:	Hayes Smith

Title:	Director

J.P. Morgan Securities Inc.

By:	/s/ Alice Takhtajan

Name:	Alice Takhtajan

Title:	Vice President

Bridgepoint Education, Inc.

By:	/s/ Daniel J. Devine

Name:	Daniel J. Devine

Title:	Chief Financial Officer